SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2017

SEC ID 8 - 67213

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Smither & Company Capital Markets, LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Smither & Company Capital Markets, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2007.

February 12, 2018
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2017

<u>Assets</u>

Cash	$	26,782
Securities owned, at market value		100,284
Other assets		3,570
Total assets	$	130,636

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accrued expenses	$	11,460
Member's equity		119,176
Total liabilities and member's equity	$	130,636

See accompanying notes to financial statement.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Smither & Company Capital Markets, LLC (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides financial advisory services.

The Company is a single member limited liability company and is a wholly owned subsidiary of Smither and Company, Inc. (the "Parent"). This financial statement is not intended to present the consolidated financial position of the Parent as of December 31, 2017.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that no allowance is necessary at December 31, 2017.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and cash equivalents in money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

Securities Owned: Securities transactions are recorded in the accounts on a trade-date basis.

The Company follows Financial Accounting Standard Board ("FASB") guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP"), for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

All securities are classified as trading securities and are carried at fair market value as of December 31, 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. The Parent, with the consent of its stockholder, has elected for income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on the Parent's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2017.

Subsequent Events: Management has evaluated subsequent events through February 12, 2018, the date the financial statement was issued, and has determined that no additional disclosures are necessary.

2.   **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement, Continued

2. **Fair Value Measurements, Continued**

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

All of the investments held by the Company classified as Level 1, as the valuation of each is based on quoted prices associated with each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

3. **Lease Commitments:**

The Company leases commercial office space in Richmond, Virginia. During 2017, the Company entered into a new lease set to commence on February 1, 2018. The lease expires on January 31, 2023. The Company has the option to terminate the lease after thirty-six (36) months. The minimum future rental payments under the lease are as follows:

Year Ending December 31,	Amount
2018	19,330
2019	21,673
2020	22,323
2021	22,984
2022	23,680
2023	1,978
Total minimum lease payments	$ 111,968

4. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement, Continued

5. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2017, the Company had net capital of $93,783, which was $88,783 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.12 to 1.

The Company is exempt under Rule 15c3-6(k)(2)(i) from preparing the Computation of Reserve Requirements Pursuant to Rule 15c3-3.